August 8, 2025

VIA EDGAR

Aisha Adegbuyi
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated Registration Statement on Form S-4 File No. 333-288793 Request for Effectiveness

Dear Ms. Adegbuyi:

Reference is made to the Registration Statement on Form S-4 (File No. 333-288793) filed by Huntington Bancshares Incorporated (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2025, as amended on August 8, 2025 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 5:00 p.m., Eastern Time, on August 12, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Nicholas G. Demmo at (212) 403-1381 or NGDemmo@wlrk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Demmo when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Marcy C. Hingst
Name:	Marcy C. Hingst
Title:	Senior Executive Vice President and General Counsel

cc:	Nicholas G. Demmo, Wachtell, Lipton, Rosen & Katz